SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Donnelly Corporation
                              --------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   257870 10 5
                                   -----------
                                 (CUSIP Number)


                             Johnson Controls, Inc.
                           5757 North Green Bay Avenue
                                  P.O. Box 591
                           Milwaukee, Wisconsin 53201
                                 (414) 228-1200
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

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                  Amendment No. 1 to Statement on Schedule 13D

       This Amendment No. 1 (this "Amendment") amends to the extent set forth herein the statement on Schedule 13D filed by Johnson Controls, Inc. with respect to the Class A Common Stock of Donnelly Corporation, dated as of October 31, 2000, filed with the Securities and Exchange Commission on November 13, 2000 (the "Schedule 13D"). Only changes to the Schedule 13D are included in this Amendment No. 1. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4 of the Schedule 13D is amended to read in its entirety as follows:

Item 4.   Purpose of Transaction

       Pursuant to a Securities Purchase Agreement, dated October 31, 2000 (the "Purchase Agreement"), by and between Johnson Controls, on the one hand, and Heartland Advisors, Inc. ("HAI"), a Wisconsin corporation, on the other hand, on behalf of certain private accounts and on behalf of the Heartland Value Fund, a series of Heartland Group, Inc., a Maryland corporation registered as an open-end management investment company under the Investment Company Act of 1940 (collectively, the "Sellers"), Johnson Controls purchased 1,542,100 Shares from the Sellers at a purchase price of $14.00 per Share. The foregoing summary of the Purchase Agreement is qualified in its entirety reference to the Purchase Agreement, which is filed as an exhibit to this statement and is incorporated herein by reference.

       Johnson Controls acquired the Shares for investment purposes. However, Johnson Controls has determined to explore various options with respect to its ownership of Shares and may dispose of some or all of the Shares in open market, privately negotiated or other transactions. Although Johnson Controls has not developed any definitive plans in this regard, Johnson Controls retains the right to acquire, or cause to be acquired, additional Shares, to dispose of, or cause to be disposed, Shares at any time or from time to time or to change its intent or formulate other purposes, plans or proposals regarding the Shares, all to the extent Johnson Controls deems it advisable in light of market conditions or other factors. Subject to the foregoing, Johnson Controls has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2002.
                                            JOHNSON CONTROLS, INC.

                                            By:  /s/ John P. Kennedy
                                                --------------------------------
                                                John P. Kennedy
                                                Vice President, Secretary
                                                and General Counsel